Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

To:	ALL WORLDWIDE LEGATO PARTNERS
From:	David B. Wright
Subj:	IMPORTANT ANNOUNCEMENT from LEGATO & EMC
Date:	July 8, 2003

EMC to Acquire LEGATO

A Winning Combination for a Global Leader in the Information Age

Dear Valued Partners,

I have very exciting news to share with you. Today, before the US financial markets opened, LEGATO’s strategic partner EMC announced a definitive agreement to acquire LEGATO Systems, Inc. in a stock transaction valued at approximately $1.3 billion. I wanted to share this news with you immediately. As a key member of our LEGATO family, it is important for you to understand how this will positively impact our relationship, as well as enrich the solutions we provide our customers today.

For those of you who joined us at our recent Worldwide Partner Conference, you may remember my reference to coming upon a fork in the road. I encouraged each of you to take it. Well, LEGATO has come to this fork and we believe it is in our best interest, your best interest and the best interest of our customers to take this new path. And here’s why…

Why LEGATO & EMC?

EMC chose LEGATO because of our software-focused sales expertise, our extensive channel partner relationships, and our independent software development approach. LEGATO brings a unique value proposition to this combination — as our solution set helps expand EMC’s Information Safety platform to a broader Information Access and Recovery platform, including the very strong growth areas of content and email management.

Is LEGATO’s Go-to-Market Strategy Going to Change?

Our technology, our service and our partnerships are unmatched. And our channel partners are the key to bringing LEGATO solutions to market. EMC recognizes the value of our channel and intends to leverage our successful business model. In order meet the vast customer requirements spanning data and storage management today, we will continue to rely on your expert, value-added solutions and services that you provide. In addition, LEGATO remains committed to our Information Lifecycle Management approach. In fact, EMC has embraced ILM and understands how our multiple solutions including content management and email are the key to managing data based on the application.

What Does this Acquisition Mean for LEGATO Partners?

•	We will be a part of a global leader in information management, backed by over $5 billion in cash, removing any questions about our financial viability

•	We will now have access to greater resources and opportunities

•	We will learn more, expand our focus, and leverage the sum of our technologies to meet customer needs for information lifecycle management

•	We will be aligned to set the stage for a new era in how customers store, manage and access information

What to Expect Over the Next Few Months

The acquisition is expected to close in Q4 of 2003. EMC is planning to operate LEGATO as a software division led by myself and other members of our senior management team. We will continue to sell and service our software in heterogeneous environments, which is one of our greatest strengths. Customers will be able to buy LEGATO software independently of EMC hardware. Therefore, our sales, marketing and service organizations will remain focused on selling and servicing our full line of products and solutions. In addition, EMC intends to maintain the LEGATO brands. After the close of the deal, we will begin to integrate our combined engineering and development functions so that we leverage our combined software expertise.

Our Focus Remains Steadfast

The LEGATO team is very excited about joining EMC and writing a new chapter in our history. As always, we remain focused on supporting you, our partners, and the customers we serve. let’s stay focused on our business. Thank you for your continued hard work and support.

To:	ALL WORLDWIDE LEGATO PARTNERS
From:	David B. Wright
Subj:	IMPORTANT ANNOUNCEMENT from LEGATO & EMC
Date:	July 8, 2003

With Kind Regards,

David B. Wright

Chairman and CEO

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.